June 27, 2019

Lee Shavel
Chief Financial Officer
Verisk Analytics, Inc.
545 Washington Boulevard
Jersey City, New Jersey 07310

       Re: Verisk Analytics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 19, 2019
           Form 8-K furnished April 30, 2019
           File No. 001-34480

Dear Mr. Shavel:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K furnished April 30, 2019

Exhibit, page 99.1

1. We note several instances where you present non-GAAP measures with undue prominence For example, in Table 1 you disclose Adjusted EBITDA before
Net Income,
      the comparable GAAP measure. Please ensure that the comparable GAAP measures are presented and discussed before the non-GAAP measures. Refer to Question
102.10 of the
      Non-GAAP Compliance and Disclosure Interpretations.
2. Revise to provide a more substantive discussion of how each of your non-GAAP measures is useful to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.
3. Please revise to reconcile consolidated Adjusted EBITDA to Net Income rather than
      Operating income. Refer to Question 103.02 of the Non-GAAP Compliance and Disclosure Interpretations.
 Lee Shavel
Verisk Analytics, Inc.
June 27, 2019
Page 2
4. We note that you present segment adjusted EBITDA and margin. Revise to reconcile these non-GAAP measures to the most directly comparable GAAP financial measure, segment EBITDA and segment EBITDA margin. Please note that the reconciliations throughout the Form 8-K should begin with the comparable GAAP measure so your non-
         GAAP measures do not receive undue prominence. Also, ensure that your disclosure of segment adjusted EBITDA throughout the filing is preceded by disclosure of segment
         EBITDA. Refer to Question 102.10 and 104.03 of the Non-GAAP Compliance and
         Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Christine
Dietz, Assistant Chief Accountant at 202-551-3408 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,
FirstName LastNameLee Shavel
                                                          Division of
Corporation Finance
Comapany NameVerisk Analytics, Inc.
                                                          Office of Information
Technologies
June 27, 2019 Page 2                                      and Services
FirstName LastName